Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 23, 2018

Registration Statement No. 333-218189

(Relating to the Preliminary Prospectus Supplement dated January 23, 2018 and the Prospectus dated June 2, 2017)

Rapid7 Announces Proposed Public Offering of Common Stock,

Preliminary Financial Results and 2018 Outlook

•	Estimated fourth quarter revenues grew 27-28%
•	Estimated full year 2017 revenues grew 27% to over $200 million
•	Estimated annualized recurring revenues grew 34-35%

Boston, MA, January 23, 2018 — Rapid7, Inc. (Nasdaq: RPD), a leading provider of analytics solutions for security and IT operations, announced today the launch of a proposed underwritten public offering of 5,180,000 shares of its common stock. Of the shares being offered, 1,500,000 are being offered by Rapid7 and the remaining 3,680,000 shares are being offered by existing stockholders. Certain of such existing stockholders also expect to grant the underwriters a 30-day option to purchase up to an additional 770,000 shares of common stock in the proposed offering at the public offering price. Rapid7 intends to use the net proceeds from the proposed offering for working capital and general corporate purposes.

Barclays Capital Inc. and RBC Capital Markets, LLC are acting as joint lead book-running managers for the offering. KeyBanc Capital Markets Inc. and Stifel, Nicolaus & Company, Incorporated are acting as book-running managers. Cowen and Company, LLC, Raymond James & Associates, Inc., William Blair & Company, LLC and BTIG, LLC are acting as co-managers. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The securities described above are being offered pursuant to an effective shelf registration statement on Form S-3 that was declared effective by the Securities and Exchange Commission (the “SEC”) on June 2, 2017. The offering may be made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement and accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may also be obtained by request from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone: (888) 603-5847 or email: Barclaysprospectus@broadridge.com; or from RBC Capital Markets, LLC, Attention Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by telephone: (877) 822-4089 or email: equityprospectus@rbccm.com.

In connection with the proposed offering, Rapid7 has announced certain preliminary financial data as set forth below. All references below to “Rapid7,” the “Company,” “we,” “us,” “our” and similar references refer to Rapid7, Inc., except where the context otherwise requires or as otherwise indicated.

Recent Developments

Preliminary Financial Results

Rapid7 has prepared estimates of the following preliminary financial data for the three months and the year ended December 31, 2017.

	Year ended December 31, 2017		% Change (year-over- year)		Three months ended December 31, 2017		% Change (year-over- year)
	Range				Range
	Low	High	Low	High	Low	High	Low	High
	(dollars in millions)
GAAP Data
Revenue	$200.4	$200.7	27%	27%	$57.2	$57.5	27%	28%
Loss from operations	$(49.3)	$(49.0)			$(13.9)	$(13.6)
Net loss	$(46.5)	$(45.8)			$(14.0)	$(13.3)
Cash flows from operating activities	$12.5	$13.0
Other Data
Calculated billings(1)	$254.8	$255.8	30%	30%	$92.0	$93.0	42%	43%
Annualized recurring revenue(2)	$163.0	$164.0	34%	35%	$163.0	$164.0	34%	35%
Non-GAAP loss from operations(3)	$(26.5)	$(26.3)			$(7.9)	$(7.7)

* See below for a description of our calculated billings, annualized recurring revenue and non-GAAP loss from operations, as well as a reconciliation of calculated billings and non-GAAP loss from operations to the most directly comparable GAAP measures.

Below Rapid7 has provided information regarding comparisons to prior year and quarters for context.

Revenue

The increase in revenue for the year and three months ended December 31, 2017 was driven by increased adoption across our solutions globally.

GAAP and non-GAAP loss from operations

Our loss from operations on both a GAAP and non-GAAP basis for the year ended December 31, 2017 reflected our revenue growth, partially offset by increased costs of goods sold and increased sales and marketing expense. Our loss from operations on both a GAAP and non-GAAP basis for the three months ended December 31, 2017, reflected our revenue growth, partially offset by increased costs of goods sold and increased commissions as a result of our increased calculated billings.

Net loss

Our net loss for the year ended December 31, 2017 reflected our revenue growth, partially offset by increased costs of goods sold and increased sales and marketing expense. Our net loss for the three months ended December 31, 2017, reflected our revenue growth, partially offset by increased costs of goods sold and increased commissions as a result of our increased calculated billings.

Cash flow from operating activities

Our increased cash flow from operating activities for the year ended December 31, 2017 was driven by increased collections as a result of our increased calculated billings, partially offset by higher cost of goods sold and higher sales and marketing expense.

Calculated billings

The increase in calculated billings for the year and three months ended December 31, 2017 was driven by strong adoption across our solutions globally.

Annualized recurring revenue

The increase in annualized recurring revenue for the year ended December 31, 2017 was driven by strong adoption across our solutions globally, as evidenced by our calculated billings growth, and the increased shift of our customers to a subscription pricing model.

The preliminary financial information above for the three months and the year ended December 31, 2017 is based upon our estimates and subject to completion of our financial closing procedures. Moreover, these data have been prepared solely on the basis of currently available information by, and are the responsibility of, Rapid7. Our independent registered public accounting firm, KPMG LLP, has not audited or reviewed, and does not express an opinion with respect to, these data. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments, completion of the audit of our financial statements and other developments that may arise between now and the time the audit of our financial statements is completed. Our actual results for the three months and the year ended December 31, 2017 will not be available until after the proposed public offering is completed. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control.

Preliminary Guidance

Based on available information, we anticipate the following results for the year ending December 31, 2018 calculated in accordance with Accounting Standards Codification 605 and without giving effect to the impact of the adoption of Accounting Standards Codification 606:

•	year-over-year annualized recurring revenue growth of at least 30% compared to the year ended December 31, 2017;
•	calculated billings slightly up relative to the year ended December 31, 2017 due to shorter anticipated contract lengths and the impact of the anticipated continued shift from perpetual to subscription licenses; going forward, we believe that calculated billings may be less useful as a measure of the growth of our business;
•	year-over-year revenue growth of approximately 20% compared to the year ended December 31, 2017 driven by the anticipated continued transition to subscription licenses with respect to our vulnerability management product line;
•	slightly improved non-GAAP loss from operations compared to the year ended December 31, 2017; and
•	cash flows from operating activities consistent with those for the year ended December 31, 2017.

Non-GAAP guidance excludes estimates for stock-based compensation expense, amortization of acquired intangible assets and acquisition-related expenses. Rapid7 has provided a reconciliation of historical non-GAAP financial measures to the most comparable GAAP measures above. A reconciliation of non-GAAP guidance measures to the most comparable GAAP measures is not available on a forward-looking basis as a result of the uncertainty regarding, and the potential variability of, many of the costs and expenses that we may incur in the future.

Non-GAAP Financial Measures and Other Business Metrics

To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States, or GAAP, we provide investors with certain non-GAAP financial measures and other business metrics, which we believe are helpful to our investors. We use these non-GAAP financial measures and other business metrics for financial and operational decision-making purposes and as a means to evaluate period-to-period comparisons. We also use certain non-GAAP financial measures as performance measures under our executive bonus plan. We believe that these non-GAAP financial measures and other business metrics provide useful information about our operating results, enhance the overall understanding of past financial performance and future prospects and allow for greater transparency with respect to metrics used by our management in its financial and operational decision-making.

The presentation of non-GAAP financial information and other business metrics is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. While our non-GAAP financial measures and other business metrics are an important tool for financial and operational decision-making and for evaluating our own operating results over different periods of time, we urge investors to review the reconciliation of these financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Calculated billings is a non-GAAP measure that we define as total revenue recognized in accordance with generally accepted accounting principles, or GAAP, plus the change in deferred revenue from the beginning to the end of the period. We consider calculated billings to be a useful metric for management and investors, as a supplement to the corresponding GAAP measure of total revenue, because billings drive deferred revenue, which is an important indicator of the health and visibility of trends in our business, and represents a significant percentage of future revenue. We regularly monitor calculated billings because we believe the measure offers information regarding the performance of our business. With the expansion of our subscription, cloud-based product offerings (InsightVM, InsightIDR, InsightAppSec, and InsightOps) on the Insight platform, we may realize a shortening of our average contract duration, which should be taken into consideration when evaluating calculated billings. Our use of calculated billings has limitations as an analytical tool and should not be considered in isolation or as a substitute for revenue recognition or revenue measurement, or an analysis of our results as reported under GAAP. Also, it is important to note that other companies, including companies in our industry, may not use calculated billings, may compute billings differently, may have different billing frequencies, or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of calculated billings as a comparative measure. The following table presents a reconciliation of calculated billings to revenue, the most directly comparable GAAP measure, for each of the periods indicated:

	Year ended December 31, 2017		Three months ended December 31, 2017
	Range		Range
	Low	High	Low	High
	(in millions)
Revenue	$200.4	$200.7	$57.2	$57.5
Deferred revenue, end of period	223.4	224.1	223.4	224.1
Deferred revenue, beginning of period	169.1	169.1	188.6	188.6

Calculated billings	$254.8	$255.8	$92.0	$93.0

Annualized recurring revenue is defined as the annual value of all recurring revenue related to contracts in place at the end of the period.

Non-GAAP loss from operations is a non-GAAP measure that we define as loss from operations calculated in accordance with GAAP plus stock-based compensation expense, amortization of acquired intangible assets and acquisition-related expense. We consider non-GAAP loss from operations to be a useful metric for management and investors, as a supplement to the corresponding GAAP measure of loss from operations, because non-GAAP loss from operations excludes non-cash charges that we do not believe to be indicative of our core operating results. We regularly monitor non-GAAP loss from operations because we believe the measure offers valuable information regarding the performance of our business and will help investors better understand our operating performance on a period-to-period basis. Our use of non-GAAP loss from operations has limitations as an analytical tool and should not be considered in isolation or as a substitute for an analysis of our results as reported under GAAP. Also, it is important to note that other companies, including companies in our industry, may not use non-GAAP loss from operations, may compute non-GAAP loss from operations differently or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of non-GAAP loss from operations as a comparative measure. The following table presents a reconciliation of non-GAAP loss from operations to loss from operations calculated in accordance with GAAP, the most directly comparable GAAP measure, for each of the periods indicated:

	Year ended December 31, 2017		Three months ended December 31, 2017
	Range		Range
	Low	High	Low	High
	(in millions)
Loss from operations (GAAP)	$(49.3)	$(49.0)	$(13.9)	$(13.6)
Stock-based compensation expense	19.7	19.6	5.0	4.9
Amortization of acquired intangible assets	2.9	2.9	1.0	1.0
Acquisition-related expense	0.2	0.2	—	—

Non-GAAP loss from operations	$(26.5)	$(26.3)	$(7.9)	$(7.7)

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Rapid7

Rapid7 (NASDAQ:RPD) is trusted by IT and security professionals around the world to manage risk, simplify modern IT complexity, and drive innovation. Rapid7 analytics transform today’s vast amounts of security and IT data into the answers needed to securely develop and operate sophisticated IT networks and applications. Rapid7 research, technology, and services drive vulnerability management, application security, incident detection and response, and log management for more than 7,000 organizations across more than 120 countries, including 52% of the Fortune 100.

Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding our expectations regarding our financial and operating results for the year and three months ended December 31, 2017 and our future financial and business performance, the anticipated public offering and the anticipated use of proceeds of the offering. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “will” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on our current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include risks related to our rapid growth and ability to sustain our revenue growth rate, risk related to the timing of our recognition of deferred revenue, the ability of our products and professional services to correctly detect vulnerabilities, competition in the markets in which we operate, market growth, our ability to innovate and manage our growth, uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors that are set forth in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, under the caption “Risk Factors.” The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Investor Contact

Jeff Bray, CFA

Vice President, Investor Relations

857-990-4235

investors@rapid7.com

Press Contact

Rachel E. Adam

Director of Public Relations

857-990-4136

press@rapid7.com